UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Quarter Ending September 30, 2008

Commission File Number 0-31691

ZIM CORPORATION
150 Isabella Street, Suite 150
Ottawa, Ontario
Canada K1S 1V7
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]  Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [  ]____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES ____ NO X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- _______.

EXPLANATORY NOTE RE: CHANGE IN FILING PRACTICE

ZIM Corporation (“ZIM”) is a foreign private issuer as defined in Rule 3b-4 under the Securities Exchange Act of 1934 (the “Exchange Act”).  As permitted by Rule 13a-16, ZIM has elected to begin filing annual reports under the Exchange Act on Form 20-F and other reports on Form 6-K and will no longer file reports on Forms 10-K, 10-Q or 8-K.

The information contained in this Form 6-K includes ZIM’s financial condition at September 30, 2008 and results of operations for the three and six months ended September 30, 2008, as well as certain other information that ZIM deems of material importance to its shareholders.

ITEM 1 - FINANCIAL STATEMENTS

ZIM Corporation
Condensed Consolidated Statements of Operations
(Expressed in US dollars)
(Unaudited)

	Three months ended September 30, 2008	Three months ended September 30, 2007	Six months ended September 30, 2008	Six months ended September 30, 2007
	$	$	$	$
Revenue
Mobile	88,431	167,516	205,798	397,618
Software	455,612	279,170	777,575	587,095
Total revenue	544,043	446,686	983,373	984,713

Operating expenses
Cost of revenue	91,646	123,865	138,488	248,151
Selling, general and administrative	373,419	455,039	707,305	873,366
Research and development	114,046	140,627	250,551	263,243
Total operating expenses	579,111	719,531	1,096,344	1,384,760

Loss from operations	(35,068)	(272,845)	(112,971)	(400,047)
Other income (expense):
Gain on sale of assets	-	131,711	-	131,711
Interest income (expense), net	(1,712)	3,078	452	(364)
Total other income (expense)	(1,712)	134,789	452	131,347
Loss before income taxes	(36,780)	(138,056)	(112,519)	(268,700)
Income tax benefit	38,741	36,849	79,069	70,096
Net income (loss)	1,961	(101,207)	(33,450)	(198,604)

Basic and fully diluted income (loss) per share	0.000	(0.001)	(0.000)	(0.002)
Weighted average number of shares outstanding	95,460,867	88,061,955	95,460,867	88,061,955

The accompanying notes are an integral part of these condensed consolidated financial statements.

ZIM Corporation
Condensed Consolidated Statements of Cash Flows
(Expressed in US dollars)
(Unaudited)

	Six months ended September 30, 2008	Six months ended September 30, 2007
	$	$
OPERATING ACTIVITIES
Net loss	(33,450)	(198,604)
Items not involving cash:
Depreciation of property and equipment	30,272	36,370
Stock-based compensation	13,594	66,062
Gain on sale of assets	-	(131,711)
Allowance for bad debt	41,088	-
Write off of accounts payable	(16,383)	-
Changes in operating working capital
Increase in accounts receivable	(115,404)	(14,171)
Decrease (increase) in investment tax credits receivable	295,795	(114,742)
Decrease in prepaid expenses	22,157	10,705
Increase in accounts payable	71,258	52,651
Increase (decrease) in accrued liabilities	(142,673)	1,747
Increase (decrease) in deferred revenue	1,845	(93,598)
Increase (decrease) in deferred rent	(9,493)	399
Increase in amount due to shareholder	-	6,435
Cash flows provided by (used in) operating activities	158,606	(363,457)

INVESTING ACTIVITIES
Purchase of property and equipment	-	(24,633)
Proceeds from sale of assets	-	133,065
Cash flows provided by investing activities	-	108,432

FINANCING ACTIVITIES
Cash flows provided by financing activities	-	-

Effect of changes in exchange rates on cash	(1,223)	23,129

Increase (decrease) in cash	157,383	(231,896)
Cash, beginning of period	299,943	441,637
Cash, end of period	457,326	209,741

Supplemental cash flow disclosure
Interest paid	3,880	3,442
Income taxes received	374,864

Non−Cash Financing Activities:
On September 4, 2007, the Company’s Chief Executive Officer and majority shareholder converted debt of $99,980 and cumulative interest of $3,605 into equity.

The accompanying notes are an integral part of these condensed consolidated financial statements.

ZIM Corporation
Condensed Consolidated Balance Sheets
(Expressed in US dollars, except for share data)
	September 30, 2008 (Unaudited)	March 31, 2008
ASSETS	$	$
Current assets
Cash	457,326	299,943
Accounts receivable, net	276,538	202,222
Investment tax credits receivable	132,977	428,772
Prepaid expenses	43,318	65,475
	910,159	996,412
Property and equipment, net	134,252	162,738
	1,044,411	1,159,150
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	95,780	40,906
Accrued liabilities	61,699	204,372
Deferred revenue	274,627	272,782
	432,106	518,060
Deferred rent	36,379	45,872

Shareholders' equity:
Preferred shares, no par value, non-cumulative dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; issued and outstanding NIL shares at September 30, 2008 and March 31, 2008.	-	-
Special shares, no par value, non-voting, Unlimited authorized shares; issued and outstanding NIL shares at September 30, 2008 and March 31, 2008.	-	-
Common shares, no par value, voting, Unlimited authorized shares; 95,460,867 shares issued and outstanding as at September 30, 2008 and as at March 31, 2008.	19,111,789	19,111,789
Additional paid-in capital	2,638,959	2,625,365
Accumulated deficit	(21,489,274)	(21,455,824)
Accumulated other comprehensive income	314,452	313,888
	575,926	595,218
	1,044,411	1,159,150

The accompanying notes are an integral part of these condensed consolidated financial statements.

ZIM CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)
(UNAUDITED)

1 - BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements of ZIM Corporation (“ZIM” or the “Company”) and its subsidiaries have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) have been condensed or omitted pursuant to such rules and regulations. The condensed consolidated balance sheet as of March 31, 2008 has been derived from our audited consolidated financial statements for the year ended March 31, 2008. These condensed consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the latest annual report on Form 10-KSB. These statements have been prepared on the same basis as the audited consolidated financial statements for the year ended March 31, 2008 and, in the opinion of management, include all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows of the Company. Unless otherwise stated in this Form 6-K the information contained herein has not been audited or reviewed by an independent auditor. The results of operations for the three month and six month periods ended September 30, 2008 are not necessarily indicative of the results to be expected for the full year.

2 - NATURE OF OPERATIONS, LIQUIDITY AND GOING CONCERN

COMPANY OVERVIEW

ZIM is a provider of software products and services for the database, mobile and internet protocol television (IPTV) markets. ZIM products and services are used by enterprises in the design, development and management of business, database and IPTV applications. ZIM also provides mobile content to the consumer market.

BUSINESS DEVELOPMENT

ZIM was formed under the laws of Canada on October 17, 2002 in order to purchase ZIM Technologies International Inc. (“ZIM Technologies”), which was formed in 1997 to acquire the software technology now called the ZIM Integrated Development Environment (the “Zim IDE software”). On February 10, 2004, ZIM purchased UK-based short messaging service (SMS) firms EPL Communications Limited and E-Promotions Limited (together referred to as “EPL”). During the fiscal year ended March 31, 2006, EPL was dissolved and all operations were transferred to ZIM Corporation in Canada. ZIM is also the sole shareholder of ZIM Technologies do Brazil Ltda., a company incorporated in Brazil that distributes the Zim IDE Software, and PCI Merge, Inc., a Florida based holding company with no operations. Until March 31, 2004, ZIM was the sole shareholder of ZIM Technologies, a Canadian federal corporation and the chief operating company of the ZIM group of companies. On April 1, 2004, ZIM Corporation and ZIM Technologies amalgamated into ZIM Corporation. On April 1, 2006, ZIM purchased a US-based mobile content company called Advanced Internet Inc. (“AIS”).

BUSINESS OF THE COMPANY

ZIM started operations as a developer and provider of database software known as ZIM IDE software.  ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications.  The Company continues to provide this software and support services to its client base.

ZIM CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)
(UNAUDITED)

Beginning in 2002, the Company expanded its business to include opportunities associated with mobile products.  Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as SMS or text messaging. Although SMS will continue to provide a minimal amount of revenue within the mobile segment of ZIM’s operations, with the acquisition of AIS, the Company shifted its corporate focus to include offering mobile content directly to end users.

In fiscal 2008, ZIM added the ZIM TV service and in partnership with the International Table Tennis Federation (ITTF) provided development and hosting services for IPTV to ITTF end users. In 2009, ZIM continues to develop and sell enterprise database software to end users as well as maintain its SMS messaging and mobile content product lines. ZIM also continues to support its existing IPTV customer.

LIQUIDITY AND GOING CONCERN

ZIM will need an estimated $600,000 in order to fund operations and other working capital requirements for the next 12 months. At September 30, 2008, the Company had access to a line of credit for approximately $482,150 from its Chief Executive Officer and a working capital line from its principal banker for approximately $48,215. In addition, there was a cash balance of $457,326 at September 30, 2008.  Management believes that these funds, together with cash from on-going operations, will be sufficient to fund existing operations for the next 12 months. However, there is no guarantee that unanticipated circumstances will not require additional liquidity, and in any event, these funds alone may not allow for any additional expenditures or growth.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. Accordingly, there can be no assurance that ZIM will be able to meet its working capital needs for any future period. In addition, the Company has an accumulated deficit of $21,489,274 and, during the fiscal year ended March 31, 2008, generated negative cash flows from operations of $315,458. The Company also has generated negative cash flows from operations during four of the previous five fiscal years.

If ZIM’s expenses surpass the funds available or if ZIM requires additional expenditures to grow the business, the Company may be unable to obtain the necessary funds and ZIM may have to curtail or suspend some or all of its business operations, which would likely have a material adverse effect on its business relationships, financial results, financial condition and prospects, as well as on the ability of shareholders to recover their investment.

The condensed consolidated financial statements have been prepared on the basis of the going concern assumption, meaning the Company will be able to realize its assets and discharge its liabilities in the normal course of operations.  The carrying amounts of assets, liabilities, revenues and expenses presented in the condensed consolidated financial statements and the balance sheet classification have not been adjusted as would be required if the going concern assumption were not appropriate.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements as of September 30, 2008.

ZIM CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)
(UNAUDITED)

3 - FAIR VALUE MEASUREMENT

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which establishes a framework for measuring fair value under other accounting pronouncements that require fair value measurements and expands disclosures about such measurements. SFAS 157 does not require any new fair value measurements, but rather it creates a consistent method of calculating fair value measurements to address non-comparability of financial statements containing fair value measurements utilizing different definitions of fair value. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 on April 1, 2008 has not had a significant impact on the Company’s consolidated balance sheet, consolidated statement of operations or consolidated statement of cash flows. However, the Company will use fair value measurement under SFAS No. 157 in future evaluations of impairment under SFAS No. 142.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”).  SFAS 159 permits companies the option, at specified election dates, to measure financial assets and liabilities at their current fair value, with the corresponding changes in fair value from period to period recognized in the income statement.  Additionally, SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar assets and liabilities.  Statement 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007, concurrent with the adoption of SFAS 157. The adoption of SFAS 159 on April 1, 2008 has not had a significant impact on the Company’s consolidated balance sheet, consolidated statement of operations or consolidated statement of cash flows, as the Company did not elect the fair value option for any financial assets or liabilities.

4 - GAIN ON DISPOSITION OF ASSETS

On July 16, 2007, ZIM Corporation signed an agreement with SilverBirch Inc. to sell certain mobile messaging assets. The assets included ZIM’s Canadian mobile gateway technology, customer contracts and proprietary web to text applications. As consideration for the acquisition, SilverBirch paid $70,395 in cash upon signing the agreement. Additional consideration was to include $93,860 in cash and 500,000 common shares of SilverBirch, valued at approximately $86,292, based on the share price on the date of the sale. The additional consideration was to be received in installments as certain conditions of the purchase were completed, such as the transfer of source codes and customer contracts.

The sale consisted of four parts, each with a distinct value and payment structure:

1.	Short Message Peer to Peer Protocol (SMPP) Platform = approximately $70,395 due upon signing
2.	Pitney Bowes Contract = approximately $52,562 due upon transfer of the contract
3.	Rogers Contract = approximately $41,298 due upon transfer of the contract
4.	Ontario Lottery and Gaming Corporation Contract (OLGC) = 500,000 common shares due upon transfer of the contract

ZIM CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)
(UNAUDITED)

During 2007 the Short Message Peer to Peer Protocol (SMPP) Platform and the Pitney Bowes contract were transferred and the portion of the sale proceeds related to these items has been recognized as a gain on sale of assets. Prior to transfer of the Rogers contract, Rogers terminated its use of the desk top text services provided under the contract with the result that the contract was not transferred. A portion of the Rogers contract value, in the amount of $16,605, has been recognized, as non-refundable cash towards this portion of the contract has been received. The agreement provides that, in the event that the remaining conditions are not met, the amounts paid and the assets transferred to date, based on the conditions that have been met, will not be returned. The amount of the Rogers contract that will not be realized is $24,693.

As of March 31, 2008 OLGC informed ZIM and SilverBirch that it would not consent to the transfer of their contract to SilverBirch. Consequently this contract remains with ZIM until its completion and the 500,000 common shares of SilverBirch will not be paid to ZIM.

5 – INCOME (LOSS) PER SHARE

For the purposes of the income (loss) per share computation, the weighted average number of common shares outstanding has been used. Had the treasury stock method been applied to the unexercised share options and warrants, the effect on the income (loss) per share would have been anti-dilutive.

The following securities are considered “in the money” and could potentially dilute basic income (loss) per share in the future but have not been included in diluted income (loss) per share because their effect was anti-dilutive:

	September 30, 2008	September 30, 2007

Stock options	-	510,843
Warrants	-	-

Total stock options outstanding at September 30, 2008 and 2007 were 29,644,278 and 25,608,159 respectively.

Total warrants outstanding at September 30, 2008 and 2007 were 7,398,912 and 1,150,006 respectively. The 7,398,912 warrants outstanding at September 30, 2008 will expire on March 3, 2009.

ZIM CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)
(UNAUDITED)

6 –LINE OF CREDIT

During the first six months of 2009, ZIM’s working capital line of credit was maintained at approximately $48,215 (equivalent to $50,000 Canadian, the company’s functional currency). The $48,215 revolving credit facility is secured by the Company’s assets and amounts drawn bear interest at the prime rate, as published by the Royal Bank of Canada, plus 1.75%.  As at September 30, 2008 and March 31, 2008, the balance due under the banking line of credit was $NIL. As at September 30, 2008, ZIM was not in violation of any covenants associated with the line of credit.

On August 11, 2005, ZIM entered into a loan agreement with its Chief Executive Officer to make a credit facility available to the Company. The credit facility is an unsecured revolving facility in the amount of approximately $482,150 (equivalent to $500,000 Canadian, the company’s functional currency). All advances bear interest at the Royal Bank of Canada prime rate plus 1.75% and are repayable on demand. As at September 30, 2008, and March 31, 2008, the balance due to the Chief Executive Officer under this credit facility was $NIL.

7 - SHAREHOLDERS’ EQUITY

The Company did not issue any common shares during the six months ended September 30, 2008 or the six months ended September 30, 2007.

8 - ADDITIONAL PAID IN CAPITAL (STOCK OPTIONS)

Under ZIM’s Employee Stock Option Plan, the Company may grant options to its officers, directors and employees for up to 27,200,000 common shares. As at September 30, 2008, 23,634,278 (September 30, 2007, 19,598,159) options were outstanding under the Employee Stock Option Plan. In addition, 6,010,000 options were issued in prior periods outside of ZIM’s Employee Stock Option Plan. Stock options are granted with an exercise price equal to the common share’s fair market value at the date of grant. Options are granted periodically and both the maximum term of an option and the vesting period are set at the Board’s discretion.

During the six month periods ended September 30, 2008 and 2007, the Company issued options to employees and non-employees, in consideration for services, and as a result, additional paid in capital has been increased by $13,594 and $69,415, respectively, during those periods. All options granted vested on the day of the grant resulting in the Company not having any non-vested awards as of September 30, 2008.

ZIM CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)
(UNAUDITED)

	Six months ended September 30, 2008		Six months ended September 30, 2007
	Number of options outstanding and exercisable	Weighted average exercise price	Number of options outstanding and exercisable	Weighted average exercise price
		$		$
Options outstanding, March 31	29,727,089	0.069	27,253,743	0.200
Granted	3,717,189	0.007	3,823,599	0.040
Exercised	-	-	-	-
Forfeited	(3,800,000)	0.200	(5,469,183)	0.550
Options outstanding, September 30	29,644,278	0.045	25,608,159	0.130

The fair value of stock options is determined using the Black Scholes valuation model.  The expected dividend yield is based on historical dividend payouts, the expected volatility is based on historical volatilities of company stock for a period approximating the expected life; the risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option; and the expected life represents the period of time the options are expected to be outstanding and is based on historical trends.  The weighted average assumptions used in the computations are as follows:

	Six months ended September 30, 2008	Six months ended September 30, 2007

Risk-free interest rate	2.47%	4.90%
Expected volatility	115%	80%
Dividend yield	0	0
Expected life of options (years)	2.0	2.0

ZIM CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)
(UNAUDITED)

9 - COMPREHENSIVE LOSS

Comprehensive loss includes changes in the balances of items that are reported directly in a separate component of shareholders' equity in our unaudited Condensed Consolidated Balance Sheet. The components of comprehensive loss are as follows:

	Three months ended September 30, 2008	Three months ended September 30, 2007	Six months ended September 30, 2008	Six months ended September 30, 2007
	$	$	$	$

Net income (loss)	1,961	(101,207)	(33,450)	(198,604)
Foreign currency translation adjustment	(6,312)	5,430	563	19,776
Comprehensive loss	(4,351)	(95,777)	(32,887)	(178,828)

10 -           SEGMENT REPORTING

Management has determined that the Company operates in two reportable segments: mobile applications and enterprise software. Mobile applications involve providing SMS and other content applications and services for mobile devices and Internet TV. Enterprise software involves providing enterprise software for designing, developing and managing database systems and applications.

The Company considers all revenues and expenses to be of an operating nature and accordingly, allocates them to the segments.  Costs specific to a segment are charged directly to the segment.  Company office expenses are allocated to either of the segments based on gross revenues. The accounting policies of the reportable segments are the same as those described in the summary of the significant accounting policies.

ZIM CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)
(UNAUDITED)

The following table sets forth external revenues, cost of revenues, operating expenses and other amounts attributable to these product lines:

Three months ended September 30, 2008	Mobile	Software	Total
	$	$	$
Revenue	88,431	455,612	544,043

Cost of revenue	36,499	55,147	91,646

Gross margin	51,932	400,465	452,397

Allocation of selling, general, administration, and research and development expenses	79,235	408,230	487,465
Allocation of interest expense	278	1,434	1,712
Income tax benefit	(6,297)	(32,444)	(38,741)
	73,216	377,220	450,436

Net income (loss)	(21,284)	23,245	1,961

Three months ended September 30, 2007	Mobile	Software	Total
	$	$	$
Revenue	167,516	279,170	446,686

Cost of revenue	84,473	39,392	123,865

Gross margin	83,043	239,778	322,821

Allocation of selling, general, administration, and research and development expenses	223,386	372,280	595,666
Gain on sale of assets	(131,711)	-	(131,711)
Allocation of interest income	(1,154)	(1,924)	(3,078)
Income tax benefit	(13,819)	(23,030)	(36,849)
	76,702	347,326	424,028

Net income (loss)	6,341	(107,548)	(101,207)

ZIM CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)
(UNAUDITED)

Six months ended September 30, 2008	Mobile	Software	Total
	$	$	$
Revenue	205,798	777,575	983,373

Cost of revenue	44,395	94,093	138,488

Gross margin	161,403	683,482	844,885

Allocation of selling, general, administration, and research and development expenses	200,458	757,398	957,856
Allocation of interest income	(95)	(357)	(452)
Income tax benefit	(16,547)	(62,522)	(79,069)
	183,816	694,519	878,335

Net loss	(22,413)	(11,037)	(33,450)

Six months ended September 30, 2007	Mobile	Software	Total
	$	$	$
Revenue	397,618	587,095	984,713

Cost of revenue	170,037	78,114	248,151

Gross margin	227,581	508,981	736,562

Allocation of selling, general, administration, and research and development expenses	458,952	677,657	1,136,609
Gain on sale of assets	(131,711)	-	(131,711)
Allocation of interest expense	147	217	364
Income tax benefit	(28,319)	(41,777)	(70,096)
	299,069	636,097	935,166

Net loss	(71,488)	(127,116)	(198,604)

The following table sets forth segment assets used by each product line:

	September 30, 2008	March 31, 2008
	$	$
Mobile	218,572	515,966
Software	825,839	643,184
	1,044,411	1,159,150

ZIM CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)
(UNAUDITED)

The following table sets forth external revenues and long-lived assets attributable to geographic areas. External revenues are based on the location of the customer:

	Three months ended September 30, 2008	Three months ended September 30, 2007	Six months ended September 30, 2008	Six months ended September 30, 2007
	$	$	$	$
Canada	11,861	47,304	67,937	65,963
Brazil	419,861	236,697	703,717	509,237
United States	98,165	167,723	162,524	338,113
United Kingdom	207	15,673	11,795	35,158
Europe	9,389	(29,955)	27,942	22,384
Other	4,560	9,244	9,458	13,858
Total revenue	544,043	446,686	983,373	984,713

			September 30, 2008	March 31, 2008
Long-lived assets			$	$
Canada			126,154	154,903
Brazil			8,098	7,835
Total long-lived assets			134,252	162,738

11 -           COMMITMENTS AND CONTINGENCIES

The Company has the following financial commitments related to rent expenses for office space for the next three years:

$
2009	73,497
2010	70,032
2011	40,852
184,381

OTHER

The Company is committed to pay an arm’s length third party $75,000, in consideration for consulting services, upon the listing of ZIM’s common shares on a national securities exchange selected by ZIM’s Board of Directors.

ZIM CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)
(UNAUDITED)

11 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

SFAS 141

In December 2007, the FASB issued a revision to Statement of Financial Accounting Standards No. 141 (“SFAS 141”), “Business Combinations.” The revision broadens the scope of the original SFAS 141 to include all transactions and other events in which one entity obtains control over one or more other businesses. The revision calls for the use of one method, the acquisition method, to account for all such transactions. SFAS 141 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. ZIM will adopt and utilize the methods stipulated in revised SFAS 141 for all future transactions of this nature.

FAS 142-3

On April 25, 2008 issued a FASB Staff Position (FSP) “Determination of the Useful Life of Intangible Assets” that amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), Business Combinations, and other U.S. generally accepted accounting principles (GAAP). ZIM does not currently have any intangible assets. However, ZIM will adopt and utilize the methods stipulated in FAS 142 for all future transactions that require the establishment of the useful life of intangible assets.

EITF 03-6-1

On June 16, 2008 EITF 03-6-1 “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” was issued. This FASB Staff Position (FSP) addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share (EPS) under the two-class method described in paragraphs 60 and 61 of FASB Statement No. 128, Earnings per Share. Unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method. ZIM does not currently have any unvested share-based payments and its share based payments do not contain dividend rights. As such EITF 03-6-1 has no impact on the calculation of ZIM’s EPS. However, ZIM will adopt and utilize the methods stipulated in EITF 03-6-1 for all future EPS calculation to ensure that the appropriate impacts are recognized as per EITF 03-6-1.

From time to time, new accounting pronouncements are issued by the FASB or other standards setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company’s management believes that the impact of recently issued standards that are not yet effective will not have any significant impact on the consolidated financial statements upon adoption.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements regarding our business, financial condition, results of operations and prospects that are based on our current expectations, estimates and projections. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the registrant. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance, and are inherently subject to risks and uncertainties that are difficult to predict. As a result, actual outcomes and results may differ materially from the outcomes and results discussed in or anticipated by the forward-looking statements. All such statements are therefore qualified in their entirety by reference to the factors specifically addressed in the section entitled "Factors Affecting Our Operating Results, Business Prospects and Market Price" in our Annual Report on Form 10-KSB for the fiscal year ended March 31, 2008, as well as those discussed elsewhere in this Form 6-K. We operate in a very competitive and rapidly changing environment. New risks can arise and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements speak only as of the date of this Form 6-K. We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Form 6 - K, other than as required by law.

The following discussion includes information from the unaudited condensed consolidated statements of operations for the three month and six month periods ended September 30, 2008 and 2007.  These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

All financial information is prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and is stated in US dollars.

EXECUTIVE SUMMARY

Revenue for the first half of fiscal 2009 was $983,373 compared with revenue of $984,713 in the first half of last fiscal year. For the second quarter of fiscal 2009 revenue was $544,043 as compared to $446,686 for the same period in fiscal 2008. The year to date decrease is attributable to the expected decline in revenue from our mobile segment, caused by the continued saturation of the market. This decline in mobile revenue is almost completely offset by gains from our enterprise software segment which represented a 63% increase over the same quarter of fiscal 2008 and a 32% increase over the same six month period of fiscal 2008.

Net income for the quarter was $1,961, as compared to a net loss of $101,207 for the quarter ended September 30, 2007.  On a year to date basis the net loss was $33,450 as compared to a net loss of $198,604 for the same period in fiscal 2008. The year to date reduction in net loss and the net income for the quarter principally reflects a reduction in selling and general administrative expenses and an increase in revenues in the enterprise software business segment. The reduction in selling and general administrative expenses is mainly related to compensation expense and audit fees due to the change in reporting status to a foreign private investor.

ZIM had cash of $457,326 at September 30, 2008 as compared to cash of $299,943 at March 31, 2008.

The Company generated cash flow of $157,383 for the six months ended September 30, 2008.  The generation of cash flow is a result of cash from normal operations and receipt of the federal portion of Investment Tax Credits relating to previous periods.

BUSINESS OVERVIEW

ZIM started operations as a developer and provider of database software known as ZIM IDE software.  ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications.  The Company continues to provide this software and ongoing maintenance services to its client base.

Beginning in 2002, the Company expanded its business strategy to include opportunities associated with mobile products.  Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”.  Although SMS will continue to provide a minimal amount of revenue within the mobile segment of operations, with the acquisition of AIS in 2007 the Company shifted its corporate focus to include offering mobile content directly to end users.

In fiscal 2008, ZIM added the ZIM TV service and in partnership with the International Table Tennis Federation (ITTF) provided development and hosting services for IPTV to ITTF end users. In fiscal 2009, ZIM continues to develop and sell enterprise database software to end users as well as maintain its SMS messaging and mobile content product lines. ZIM also continues to support its existing IPTV customer, but is not marketing this service to others.

CRITICAL ACCOUNTING ESTIMATES

We prepare our consolidated financial statements in accordance with GAAP, which requires management to make certain estimates and apply judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current trends, and other factors that management believes to be important at the time the consolidated financial statements are prepared. On an ongoing basis, management reviews our accounting policies and how they are applied and disclosed in our consolidated financial statements.

There have been no material changes to our critical accounting estimates from those described in our Form 10-KSB for the fiscal year ended March 31, 2008.

RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2008 COMPARED TO THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2007

The following discussion includes information derived from the unaudited and not reviewed condensed consolidated statements of operations for the three months ended September 30, 2008 and 2007. The information for the three months and six months ended September 30, 2008, in management's opinion, has been prepared on a basis consistent with the audited consolidated financial statements for the fiscal year ended March 31, 2008, and includes all adjustments necessary for a fair presentation of the information presented.

These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance. All financial information is prepared in accordance with GAAP in the United States and is stated in US dollars.

REVENUES

	Three months ended September 30, 2008	As a %	Three months ended September 30, 2007	As a %
	$		$
Mobile content	55,541	10	131,289	29
Bulk SMS	27,108	5	7,442	2
Premium SMS	-	-	16,810	4
Other SMS services and products	5,782	1	1,827	0
Internet TV	-	-	10,148	3
	88,431	16	167,516	38

Software	198,171	36	42,375	9
Maintenance and consulting	257,441	48	236,795	53
	455,612	84	279,170	62

Total revenue	544,043	100	446,686	100

	Six months ended September 30, 2008	As a %	Six months ended September 30, 2007	As a %
	$		$
Mobile content	127,038	13	261,051	26
Bulk SMS	56,299	6	41,346	4
Premium SMS	3,877	0	60,915	6
Other SMS services and products	8,748	1	15,962	2
Internet TV	9,836	1	18,344	2
	205,798	21	397,618	40

Software	247,578	25	82,447	8
Maintenance and consulting	529,997	54	504,648	52
	777,575	79	587,095	60

Total revenue	983,373	100	984,713	100

Total revenues for the three months ended September 30, 2008 were $544,043 as compared to $446,686 for the three months ended September 30, 2007. Total revenues for the six months ended September 30, 2008 were $983,373 as compared to $984,713 for the six months ended September 30, 2007. This quarter over quarter increase of $97,357 or 22%, in revenues is mainly attributable to new enterprise software sales coupled with continued stability in maintenance and consulting revenue. This increased revenue is offset by the continued decline of the mobile market revenue and shows the continued shift of ZIM’s revenue from the mobile segment to the enterprise database segment.

REVENUE ANALYSIS BY SERVICE/PRODUCT OFFERING

MOBILE CONTENT

On April 1, 2006 we acquired AIS and its two internet portals offering mobile content.  Consumers are able to download ringtones and wallpapers directly from our internet sites to their mobile phones.  Consumers can choose to pay for the content with their credit card or through electronic billing systems. Compared to $131,289 and $261,051 for the three and six months ended September 30, 2007 this revenue stream has decreased to $55,541 and $127,038 for the three and six months ended September 30, 2008 as a result of continued saturation of the market.

BULK SMS

Bulk SMS messaging gives our customers the ability to send out a single message concurrently to a wide distribution list.  Success in this industry is dependant on sending large quantities of messages on stable cost effective telecommunication routes.  For the quarter ending September 30, 2008 we experienced more customers using our routes and resulted in increased revenue from $7,442 to $27,108. On a year to date basis revenues have increased from $41,346 for the first half of fiscal 2008 to $56,299 for the first half of fiscal 2009. In general, bulk messaging customers choose the aggregator that is offering the lowest cost route. Different aggregators are able to negotiate different price points based on the traffic they are able to guarantee to the mobile operators.  Due to the size of our competitors, and our competitors’ ability to negotiate better terms, there can be no guarantee that we will have routes that are the most cost effective in the future. We are not focusing on expanding this area of the business. As a result, we do not expect to see any growth in our bulk messaging revenue during the remainder of fiscal 2009.

PREMIUM SMS

Our premium SMS messaging revenue decreased from $16,810 for the quarter ended September 30, 2007 to $NIL for the quarter ended September 30, 2008. On a year to date basis revenues have decreased from $60,915 for the first half of fiscal 2008 to $3,877 for the first half of fiscal 2009. Premium SMS messaging works through the use of short codes (short, easy to remember phone numbers) and a corresponding tariff, typically between $0.25 and $5.00, that is assigned to each number. End users are charged on their monthly bill or from their pre-paid balance, once they receive the message. ZIM receives its revenue directly from the mobile operator. Revenue is realized once no obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

In the quarter ended June 30, 2008 a review of outstanding accrued amounts for this segment was conducted. Based on contractual review and legal interpretation it was determined that previously recognized accrued liabilities of $32,308 were not in fact incurred and the cost accrual has been reversed.

Decreases in revenues and margins are attributable to the competition in the SMS aggregation market and the dominance of a few key mobile content providers. Due to the decreasing margins and competitive nature of our premium SMS revenues, we are not focusing on expanding this area of the business. As a result, we do not expect any further revenue from premium SMS messaging during the remainder of fiscal 2009.

OTHER SMS SERVICES AND PRODUCTS

Revenue from other SMS services and products increased from $1,827 for the quarter ended September 30, 2007, to $5,782 for the quarter ended September 30, 2008. On a year to date basis revenues have decreased from $15,962 for the first half of fiscal 2008 to $8,748 for the first half of fiscal 2009. Included in other SMS services and products are offerings such as marketing campaigns, virtual mobile revenues, and desktop text that we do not see any future growth in. We will continue to operate the other SMS services without adding any further improvements.

INTERNET TV

Revenue from Internet TV services and products decreased from $10,148 for the quarter ended September 30, 2007, to $NIL for the quarter ended September 30, 2008. On a year to date basis revenues have decreased from $18,344 for the first half of fiscal 2008 to $9,836 for the first half of fiscal 2009. The decline in revenue reflects the decrease in services provided to ZIM’s main Internet TV customer. ZIM continues to support its existing IPTV customer, but is not marketing this service to others.

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenues from the sale of our database product as well as the subsequent maintenance and consulting fees. Total revenues relating to the ZIM IDE maintenance and consulting have increased significantly from $279,170 to $455,612 for the quarters ended September 30, 2007 and 2008, respectively. On a year to date basis revenues have increased from $587,095 for the first half of fiscal 2008 to $777,575 for the first half of fiscal 2009. The increase in revenue comes from an increase in maintenance and consulting of $20,646 for the quarter and $25,349, for the six month ended September 30, 2008 coupled with the increase in software revenue of $155,796 for the quarter ended September 30, 2008 and $165,131 for the six months ended September 30, 2008 related to the sale of new ZIM IDE software in the Brazilian market. The increase in revenue relates to the sale of new licenses to new customers and the renewal of maintenance contracts.

We will continue to allocate the required resources to the maintenance and development of our database products while we continue to generate revenues from this product line. We remain committed to serving our existing customers.

OPERATING EXPENSES
	Three months ended September 30, 2008	Three months ended September 30, 2007	Period to period change
	$	$	$

Cost of revenue	91,646	123,865	(32,219)
Selling, general and administrative	373,419	455,039	(81,620)
Research and development	114,046	140,627	(26,581)
	579,111	719,531	(140,420)

	Six months ended September 30, 2008	Six months ended September 30, 2007	Period to period change
	$	$	$

Cost of revenue	138,488	248,151	(109,663)
Selling, general and administrative	707,305	873,366	(166,061)
Research and development	250,551	263,243	(12,692)
	1,096,344	1,384,760	(288,416)

COST OF REVENUE

	Three months ended September 30, 2008	Three months ended September 30, 2007
	$	$
Mobile
Revenue	88,431	167,516
Cost of revenue (2008 does not include the cost accrual reversal of $32,308)	(36,499)	(84,473)
Gross margin	51,932	83,043

Gross margin percentage	59%	50%

Software
Revenue	455,612	279,170
Cost of revenue	(55,147)	(39,392)
Gross margin	400,465	239,778

Gross margin percentage	88%	86%

	Six months ended September 30, 2008	Six months ended September 30, 2007
	$	$
Mobile
Revenue	205,798	397,618
Cost of revenue (2008 does not include the cost accrual reversal of $32,308)	(76,703)	(170,037)
Gross margin	129,095	227,581

Gross margin percentage	63%	57%

Software
Revenue	777,575	587,095
Cost of revenue	(94,093)	(78,114)
Gross margin	683,482	508,981

Gross margin percentage	88%	87%

The slight increase in gross margins in our software segment relates to higher revenues while holding costs stable. At the same time, the margins in the mobile line of business have increased slightly, from 57% to 63%, due to an increase in pricing structure in fiscal 2007.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the quarters ended September 30, 2008 and September 30, 2007 were $373,419 and $455,039, respectively. On a year to date basis expenses have decreased from $873,366 for the first half of fiscal 2008 to $707,305 for the first half of fiscal 2009. The decrease in selling, general and administrative fees relates to our continued focus on controlling costs. Cost reductions are mainly in the areas of compensation expense and audit fees due to the change in reporting practice to that of a foreign private investor.

STOCK-BASED COMPENSATION

For the three months ended September 30, 2008, and September 30, 2007 the Company recognized compensation expense for employees and consultants of $2,391 and $54,464 respectively. On a year to date basis stock-based compensation has decreased from $66,062 for the first half of fiscal 2008 to $13,594 for the first half of fiscal 2009. The Company does not have any non-vested awards.

RESEARCH AND DEVELOPMENT

Research and development expenses for the quarters ended September 30, 2008 and 2007 were $114,046 and $140,627, respectively. On a year to date basis research and development expenses have decreased slightly from $263,243 for the first half of fiscal 2008 to $250,551 for the first half of fiscal 2009. This continued level of research and development investment reflects the Company’s focus on generating new technology and products to serve the enterprise database software market.

LIQUIDITY AND CAPITAL RESOURCES

The Company recorded net income of $1,961 and a net loss of $101,207 during the three months ended September 30, 2008 and the three months ended September 30, 2007, respectively.  The turn to profitability reflects the Company’s curtailing of selling and general administrative expenses, the reversal of previously accrued expenses and increased gross margins. On a year to date basis our net loss has decreased from $198,604 for the first half of fiscal 2008 to $33,450 for the first half of fiscal 2009.

At September 30, 2008, ZIM had cash of $457,326 and working capital of $478,053, as compared to cash of $299,943 and working capital of $478,352 at March 31, 2008. This change of cash position principally reflects payment of the Scientific Research and Development Tax Credits from the Canadian federal government, increased sales in the software segment and decreased expenses offset by a continued decline in revenues generated from ZIM’s SMS services.

Cash flows for the fiscal periods were as follows:

	Six months ended September 30, 2008	Six months ended September 30, 2007
	$	$
Cash flows provided by (used in) operating activities	158,606	(363,457)
Cash flows provided by investing activities	-	108,432
Cash flows provided by financing activities	-	-

ZIM will need an estimated $600,000 in order to fund operations and other working capital requirements for the next 12 months. At September 30, 2008, the Company had access to a line of credit for approximately $482,150 from its Chief Executive Officer and a working capital line from its principal banker for approximately $48,215. In addition, there was a cash balance of $457,326 at September 30, 2008.  Management believes that these funds, together with cash from on-going operations, will be sufficient to fund existing operations for the next 12 months. However, there is no guarantee that unanticipated circumstances will not require additional liquidity, and in any event, these funds alone may not allow for any additional expenditures or growth.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. Accordingly, there can be no assurance that ZIM will be able to meet its working capital needs for any future period. In addition, the Company has an accumulated deficit of $21,489,274 and, during the fiscal year ended March 31, 2008, generated negative cash flows from operations of $315,458.  The Company also has generated negative cash flows from operations during four of the previous five fiscal years.

If ZIM’s expenses surpass the funds available or if ZIM requires additional expenditures to grow the business, the Company may be unable to obtain the necessary funds and ZIM may have to curtail or suspend some or all of its business operations, which would likely have a material adverse effect on its business relationships, financial results, financial condition and prospects, as well as on the ability of shareholders to recover their investment.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not engage in off-balance sheet arrangements.

ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from changes in foreign exchange rates. The company is exposed to exchange risk due to the following financial instruments denominated in foreign currencies.

Cash includes the following amounts in their source currency:

	September 30, 2008	March 31, 2008

Canadian dollars	182,468	67,532
US dollars	76,929	48,383
Brazilian reals	357,003	297,311
British pounds	6,482	4,569
Euros	8,309	4,198

Accounts receivable include the following amounts receivable in their source currency:

	September 30, 2008	March 31, 2008

Canadian dollars	17,861	51,702
US dollars	16,660	33,092
Brazilian reals	456,996	139,328
British pounds	24	14,689
Euros	3,513	7,387

Accounts payable include the following amounts payable in their source currency:

	September 30, 2008	March 31, 2008

Canadian dollars	65,986	7,114
US dollars	21,255	5,298
Brazilian reals	20,130	23,210
British pounds	-	-
Euros	-	10,469

Accrued liabilities include the following accruals in their source currency:

	September 30, 2008	March 31, 2008

Canadian dollars	22,854	181,261
US dollars	8,878	10,013
Brazilian reals	61,023	31,812
British pounds	-	238

The company does not enter into any derivative financial instruments to cover foreign exchange risk.

CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit exposure is minimized by dealing with only creditworthy counterparties in accordance with established credit approval policies.

Concentrations of credit risk in accounts receivable are indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	September 30, 2008	March 31, 2008

Canada	6%	25%
North America, excluding Canada	6%	29%
South America	86%	39%
Great Britain	0%	1%
Europe, excluding Great Britain	2%	6%
	100%	100%

FAIR VALUE

The carrying values of cash, accounts receivable, investment tax credits receivable, line of credit, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

ITEM 4 - CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We are required to maintain disclosure controls and procedures that are designed to ensure that information that we are required to disclose in the reports we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do.

Our management, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2008.  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting described below related to our financial reporting processes and information technology security protocols.

As reported in our Form 10-KSB for the year ended March 31, 2008, management concluded that our internal control over financial reporting was not effective as of March 31, 2008, due to the existence of significant deficiencies constituting a material weakness, as described in greater detail below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our financial statements will not be prevented or detected on a timely basis.

Our principal deficiency was inadequate staffing and supervision that could lead to the untimely identification and resolution of accounting and disclosure matters. Other significant deficiencies that contributed to the material weakness were:

•	Inadequate communication and coordination between finance and the rest of the organization;
•	Inadequate segregation of duties and cross training;
•	Continued reliance on manual systems to account for revenue and expenses; and
•	Weaknesses in third party billing systems for the Ringingphone.com and Monstertones.com databases with respect to the relationship between recurring payment processing and account updates.

Plan for Remediation of Material Weaknesses

We are taking steps to make the necessary improvements to remedy these deficiencies. The Company has implemented certain remedial measures and is in the process of designing and implementing additional measures to remedy the material weakness. These include the following:

1.	Our inadequate staffing and supervision is being addressed by reduction of workload through process optimization and documentation.
2.
The inadequate communication and coordination between finance and the rest of the organization is being addressed through formal bi-weekly meetings of senior management to review financial and operational issues as well as review ongoing finance activities such as accounts receivable, accounts payable and cash management. A formal monthly meeting of the senior management team is also held to review monthly financial performance compared to budgets and operational plans.

3.
To mitigate the weaknesses in third party billing systems for the Ringingphone.com and Monstertones.com databases, we have arranged to receive notice when customers cancel through one of the third party billing services.  This notification is forwarded to Technical Support to ensure that the account was properly cancelled.  We are reactive to these matters as they occur, but due to lack of resources we are limited in our ability to be proactive.

We intend to continue to improve our internal controls; however, our small size and financial resources continue to prevent us from being able to employ sufficient resources to enable us to have adequate segregation of duties within our internal control system.  Management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Changes in Internal Control Over Financial Reporting

The following changes, which we believe are reasonably likely to materially affect internal control over financial reporting, were identified in connection with our CEO and CFO’s evaluation at September 30, 2008 occurred during the second quarter of fiscal 2009.

1.
The company has made significant progress in the installation of new financial accounting and reporting software. After running parallel environments for 4 months to ensure the robustness of the new system the company successfully cut over to the new system in the second quarter fiscal 2009. As a result we have eliminated many of the manual systems and reliance on tools such as Excel.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM Corporation
Registrant

DATE	SIGNATURE
November 14, 2008	/s/ Dr. Michael Cowpland Dr. Michael Cowpland, President and Chief Executive Officer

DATE	SIGNATURE
November 14, 2008	/s/ John Chapman John Chapman, Chief Financial Officer